June 17, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Attention: H. Christopher Owings / Lisa Kohl

Re:          Michaels Stores, Inc.

Form S-4 filed on April 28, 2011, as amended June 7, 2011 and June 16, 2011

File No. 333-173786

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Michaels Stores, Inc. (the “Issuer”), hereby requests that the effective date for the Registration Statement referred to above (the “Registration Statement”) be accelerated so that it will be declared effective by 4:00 p.m. Eastern Daylight Time on June 20, 2011 or as soon as possible thereafter. The Issuer hereby rescinds its acceleration request filed on June 14, 2011 (Accession No. 0001104659-11-034545).

The Issuer acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement.  In addition, in connection with our request for acceleration, we acknowledge that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Issuer may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify David Fine, Ropes & Gray LLP at 617-951-7473 as soon as the Registration Statement has been declared effective.

Very truly yours,

MICHAELS STORES, INC.

By:	/S/ CHARLES M. SONSTEBY
Name:	Charles M. Sonsteby
Title:	Chief Administrative Officer and
Chief Financial Officer